Exhibit 99.1

Private and Confidential

27 April 2018

Highbridge Capital Management, LLC 40 West 57th Street 32nd Floor New York, NY 10019 Attn: Paul Mann	URGENT Acceptance Due 5:00 pm (New York time) on 27 April 2018

Dear Paul,

Subscription of American Depositary Shares

1.	Introduction

Benitec Biopharma Limited, an Australian corporation (ACN 068 943 662) (Benitec or the Company), is offering to each of you and one other US institutional investor 772,201 American Depositary Shares (ADSs) represented by 15,444,020 ordinary shares (with each ADS representing 20 ordinary shares) in the Company (the ADS Offer) at a price of US$2.59 per ADS (Offer Price) or a total of US$2,000,000.59 per investor.

On 30 April 2018, the Company intends to announce a renounceable entitlement offer / rights offer (Entitlement Offer) of fully paid ordinary shares in the Company to raise up to approximately A$17 million. Under the Entitlement Offer, eligible shareholders will be entitled to take up all or part of their pro rata entitlement of 1 newly issued ordinary share for every 2 existing ordinary shares in the Company held by the shareholder at 7.00 pm (Sydney time) on 3 May 2018. The ordinary shares will be offered under the Entitlement Offer at a price of A$0.17 per ordinary share, which price is effectively the same as the price per ADS in the ADS Offer.

Investors participating in the ADS Offer will not be entitled to participate in the Entitlement Offer.

2.	Use of Proceeds

The proceeds received from the ADS Offer and the Entitlement Offer will be used by the Company for general corporate purposes, including to fund the continued scientific development of its existing pipeline programs.

3.	ADS Offer

This letter is an offer to you to subscribe for ADSs.

The Company has filed with the US Securities and Exchange Commission (SEC) a registration statement on Form F-3 (File No. 333-218400) covering the registration of the ordinary shares to be represented by the ADSs included in the ADS Offer. The Company will file with the SEC a prospectus supplement in relation to the ADS Offer.

Until such time as you have accepted the ADS Offer in accordance with its terms and returned a completed copy of the confirmation letter (Confirmation Letter) that accompanies this letter (see Annexure A) to the Company in accordance with the instruction on the Confirmation Letter, there is no agreement between you and the Company at all in connection with the ADS Offer.

The Company is pleased to offer you the following ADSs, subject to the terms set out in this letter:

	Number of ADS	Total Dollar Value
ADSs at US$2.59 each	772,201	US$	2,000,000.59

If you accept this ADS Offer (by signing and returning the Confirmation Letter ), you are agreeing to irrevocably subscribe for the number of ADSs set out above in this clause 3 at the Offer Price, in accordance with the Timetable below, and the Company is agreeing to issue those ADSs to you at the Offer Price.

You agree to apply and subscribe for the ADSs referred to above in accordance with the instructions and documents provided to you by the Company and to make payment in immediately available funds into the US bank account of the Company’s wholly-owned subsidiary (Tacere Therapeutics), details of which are set out in Annexure B, no later than 5:00 pm (New York time) on 3 May 2018, or as otherwise directed by the Company.

4.	Timetable

The proposed timetable for the ADS Offer is set out below:

Event	Date
Acceptance of ADS Offer	5:00 pm on 27 April 2018 (New York time)
Settlement of ADSs	4 May 2018 (New York time)

These dates are subject to change and are indicative only. The Company reserves the right to amend the indicative timetable, subject to applicable law and settlement requirements and you are irrevocably bound to subscribe for the number of ADSs set out in clause 3 above at the Offer Price and you may not withdraw your offer to subscribe for those ADSs notwithstanding any such changes to the timetable. Notwithstanding the foregoing, the Company hereby agrees that the settlement of the ADSs shall occur no later than 11 May 2018. Unless otherwise indicated, all times in this letter are references to New York time.

5.	Offer Personal

The ADS Offer made in this letter and the agreement arising from your acceptance of the ADS Offer is personal to you and you may not, prior to issuance of the ADSs, assign, transfer, or in any other manner, deal with your rights or obligations without the prior written agreement of the Company.

6.	Representations, Warranties and Agreements

By returning the Confirmation Letter, you represent, warrant and agree for the benefit of the Company and its related bodies corporate and affiliates that:

(a)	You are lawfully permitted to enter into the agreement arising from your acceptance of the ADS Offer and to perform the obligations set out in this letter, in accordance with your constituent documents, the laws applicable in Australia and any other applicable laws in the jurisdiction in which you are situated;

(b)	You will subscribe for the ADSs set out in clause 3, and will make, and confirm that you have the funds available to you to make payment for those ADSs on the terms set out in this letter;

(c)	You acknowledge that the ADSs are being offered subject to the terms and conditions set out in this letter and agree to be bound by such terms and conditions;

(d)	You agree to accept any ADSs issued to you on the terms set out in this letter and subject to the constituent documents of the Company;

(e)	You are an institutional “accredited investor” (IAI) as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the US Securities Act of 1933, as amended (US Securities Act) and are acquiring the ADSs for your own account or as a fiduciary or agent for one or more other IAIs for whom you are authorised to act and as to which you have and are exercising investment discretion and with the present intention of holding the New Shares for the purpose of investment and not with the intention of selling the New Shares in a public distribution in violation of the US federal securities laws or any applicable state securities laws;

(f)	By signing the Confirmation Letter, you confirm you are and will at all times be in compliance with all relevant laws and regulations (including, without limitation, the requirements of the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) and Part 7.10, Division 3 (insider trading) of the Australian Corporations Act 2001 (Cth) (Corporations Act)) in so far as they apply to the ADS Offer;

(g)	You are not a “related party”, as defined in the ASX Listing Rules and the Corporations Act, of the Company, or an “associate”, within the meaning of the Corporations Act, of the Company;

(h)	You have had access to the Company’s registration statement on Form F-3 (including documents incorporated by reference therein), other documents filed by the Company with the SEC and the Australian Securities Exchange (ASX) since over the past six months and all information that you believe is necessary or appropriate in connection with the ADS Offer;

(i)	You have made and relied upon your own assessment of the Company and have conducted your own investigation with respect to the ADSs, the ADS Offer and the Company including, without limitation, the particular tax consequences of acquiring, owning or disposing of the ADSs in light of your particular situation;

(j)	You have not relied on any investigation that the Company or any of its affiliates or any persons acting on its or their behalf may have conducted with respect to the ADSs or the Company. None of such persons has made any representation to you, express or implied, with respect to the ADSs or the Company;

(k)	You acknowledge that the ADS Offer does not constitute a recommendation or financial product advice and that the Company has not had regard to your particular objectives, financial situation and needs;

(l)	You acknowledge that an investment in the ADSs involves a degree of risk and you are able to bear the economic risk of your investment in the ADSs for an indefinite period of time; and

(m)	You acknowledge that the Company and its affiliates will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements.

7.	Governing Law and Jurisdiction

The agreement between us arising out of your acceptance of the terms of this letter shall be governed by the laws of New South Wales, Australia and if you accept this ADS Offer, you agree to submit to the non-exclusive jurisdiction of the courts in New South Wales, Australia, and courts competent to hear appeals from such courts.

8.	Confidential Information

You agree to treat any information provided to you in relation to the Company, the Entitlement Offer and the ADS Offer (including the terms of the agreement which arises on your acceptance of the ADS Offer in this letter) as strictly confidential and not to disclose it to any other person other than your legal counsel and as may be required by applicable law, rule or regulation or by any competent judicial, governmental, regulatory or supervisory body. It is being made available to you solely to consider the offer in this letter. You further agree that you will not take any action (including communicate information to a person or procure another person to buy or sell securities) that could constitute a breach of the insider trading laws. You consent to the Company disclosing the existence and terms of this letter.

9.	Entire Agreement

The terms contained in this letter and your Confirmation Letter constitute the entire agreement between the Company and you in relation to the ADS Offer, to the exclusion of all prior representations, understandings and agreements between the Company and you. Any variation of the terms of the ADS Offer must be in writing signed by the Company and you.

10.	Notices

Any notice to be given relating to the agreements pursuant to this letter and the Confirmation Letter may be sent by email to the email address of the party to whom the notice is sent and will be deemed to have been given upon the successful transmission to that email address.

11.	Confirmation Letter

To confirm your acceptance of the ADS Offer, on the terms set out in this letter, please sign and return a copy of the Confirmation Letter (accompanying this letter) to the Company by email on or before 5:00 pm 27 April 2018 (New York time) to the Company:

Email: GWest@benitec.com

12.	Settlement

Settlement of the ADSs is expected to occur on 4 May 2018 (New York time). Settlement will occur with the Company and The Bank of New York Mellon, as Depositary, with trading after settlement on Nasdaq.

Yours faithfully,

/s/ GREG WEST Mr Greg West
CEO and Company Secretary

Annexure A

Confirmation Letter

Benitec Biopharma Limited (“Company”)

Reply to:	Benitec Biopharma Limited
Email: GWest@benitec.com

ADS Offer

We refer to the letter from the Company dated 27 April 2018 (the “Offer Letter”). We accept, effective 5:00 pm on 27 April 2018 (New York time), the offer made in the Offer Letter and confirm our irrevocable undertaking to subscribe for the ADSs on the terms and conditions set out in the Offer Letter:

	Number of ADSs	Total Dollar Value
ADSs at US$2.59 each	772,201	US$	2,000,000.59

In connection with our undertakings as set out above, the undersigned hereby confirms (for the benefit of the Company), the various representations, warranties and agreements contained in the Offer Letter.

Please note the following details:

Subscriber (full name):	1992 MSF International Ltd

Contact Name:

Email:

Address:

Fax:

Phone:

DWAC for ADSs:

EIN Number:

Dated this: 27th day of April 2018

Accepted for and on behalf of:	1992 International Ltd
	By:	Highbridge Capital Management, LLC, as Trading Manager

Authorised Signature:    /s/ STEVE ARDOVINI

Name and Title of Authorised Signatory: Steve Ardovini, Managing Director